November 25, 2022

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington DC 20549

Re:VV Markets LLC

Offering Statement on Form 1-A

Post-qualification Amendment No. 8

Filed November 9, 2022

File No. 024-11306

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated November 23, 2022 from the staff of the Division of Corporate Finance - Office of Technology (the “Staff”) regarding the Offering Statement of VV Markets LLC (the “Company”), which we have set out below, together with our responses.

Post-qualification Amendment No. 8 Filed November 9, 2022

General

1.We note your amended disclosure in response to comment 1. In your discussion of the

Sourcing Fee on pages 7 and 31, please explain how current market offers and comparable asset pricing data impacts the Sourcing Fee. Please also clearly state each level of

Sourcing Fee and the associated percentage range that you anticipate incurring with each

Sourcing Fee. In particular, we note that you have identified at least three levels of

Sourcing Fees: "lower-end," "lower-middle," and "high-end." We also note that in certain instances, for example with respect to Series VV-BOW50, the Sourcing Fee can be up to approximately 40% of the aggregate offering amount. Please also indicate whether the value of the Sourcing Fee is based on the value of the aggregate offering amount. If so,

please explain why the Sourcing Fee depends on the aggregate offering amount instead of some other structure, like a flat fee or fixed percentage. Please also disclose that management has the ultimate discretion to determine the Sourcing Fee and include related risk factor disclosure.

Also, we note the following statements on your website:

•From the "How It Works" page: "Vint then determines the collection and share price of each collection before launch by taking the purchase cost of the wines and adding a small sourcing fee (8-10%) to keep the lights on."

•From the "FAQ" page: "Vint takes a sourcing fee in each offering. We use this fee to keep our platform up and running. Vint also aligns itself with investors and purchases between 0.5% and 10% of each offering."

Please tell us how many of your offerings include a sourcing fee that is less than or equal to 10%. Please also revise your website to clearly state that the Sourcing Fee could be up to 45% of the gross offering proceeds, and explain that the series manager could also receive a True-Up Fee, and explain that this includes an amount in addition to the

Sourcing Fee.

In response to the Staff’s comments, the Company added disclosure to page 31 explaining the relationship between sourcing fee and current market values and comparable asset data. In particular, the Company has clarified that the Manager may take a higher sourcing fee for assets acquired at a larger discount.

The Company has revised the Use of Proceeds table to clearly state the level of sourcing fee for each Series. In addition to the Use of Proceeds table, the sourcing fee is stated in the Master Series Table.

The Company has removed the True-Up structure from the offering documents.

The Company has removed any mention of levels of sourcing fee. The disclosure on page 31 explains sourcing fee variability. The Company has added disclosure that the sourcing fee is not based on aggregate offering amount. The Company uses a variable sourcing fee structure as opposed to a fixed rate, because the price at which assets are acquire with respect to comparable asset data may differ. Additionally, the work associated with sourcing rare assets may justify a higher sourcing fee.

The Company has added disclosure that the Sourcing Fee is established at the discretion of the Manager to the “Fees and Expenses” and “Use of Proceeds” sections.

Since inception, the average sourcing fee for qualified offerings is 10.2%. 28 of the offerings have had sourcing fee’s below 10%.

The Company has revised the website with respect to your comments.

2.We note that the home page of your website states:

• "No Management Fees or Access Tiers"; and

• "Buy Shares, Receive Proceeds Upon the Sale."

Please revise to clearly state that your manager is compensated in connection with each series offering through a Sourcing Fee and True-Up Fee, and that the fee may be up to

45% of the gross offering proceeds (based on your disclosure, the manager has received

$299,664). Please also indicate in the section titled "Holding and Selling a Collection"

that there is currently no liquidity for your shares, and that investors will not receive any return on their investment until you decide to sell an underlying asset. Please also indicate that you plan to hold assets for an average of between five and ten years, as indicated on page 16 of your offering document.

We also note that that the "FAQ" page of your website states:

• "Vint is a SEC-qualified platform allowing investors to buy shares in collections of fine wine, spirits, and similar offerings." and

• "Vint is the only SEC-qualified platform focusing on wine & spirits investing."

We have not qualified the Vint platform. Please revise to state as much and clarify that you do not have an active liquidity platform.

In response to the Staff’s comments, the Company has updated the Home Page, the FAQ page, the How it Works page, and the “Holding and Selling a Collection” section to add relevant disclosures and clarification.

The Company has revised the Offering on page 16 to state a more accurate estimated hold period of one to ten years. The Company has added this to the Footer of the website and the How it Works page.

3.You disclose in multiple places that "the Manager has agreed to pay the Offering Expenses incurred with respect to this Offering and not be reimbursed from the offering. proceeds." However, the True-Up fee appears to include a "one-time reimbursement payment for all offering expenses and acquisition expenses paid by the series manager on behalf of each series, which and will be reimbursed by each series through the proceeds of each offering." Given this disclosure, explain why it appears that the Manager is reimbursed for Offering Expenses for certain series offerings. In addition, for the Use of Proceeds table for each Series beginning with the VV-BOW50 Asset, please provide a breakdown of expenses similar to that used for your earlier series offerings, such as VV-POM1. Please also separately list the Sourcing Fee and the reimbursement amount that is part of the True-Up Fee.

In response to Staff’s comments, the Company has removed the True-Up fee structure from the offering documents, and returned to the breakdown of sourcing fee and other associated fees in the “Use of Proceeds” section. In addition, the Company has added a detailed Use of Proceeds table for all Series.

4.Please revise throughout to further explain how you determine the Sourcing Fee for particular assets. We note, for example, that you state that the Series VV-BOW50 Asset is a high-rarity asset and was acquired at a significant discount, which is why the Sourcing

Fee was set at the high-end of the range (in this case at approximately 67% of the cost of the asset). Please explain why the fact that it is a high-rarity asset means that the Sourcing

Fee is set at the high-end (e.g. was more work required on the part of the Manager to source the assets?). Please also explain how the Sourcing Fee takes into account the discount at which the Manager acquires the asset. For example, you state that the asset for

Series VV-BOW50 was acquired at a nearly 33% discount, but the Sourcing Fee paid by investors is significantly more than the discounted amount. If the Sourcing Fee is increased because of the discount, please disclose this for each asset, as applicable, and indicate that investors may not be receiving this discount given that they are effectively paying back the discounted amount in the Sourcing Fee.

In response to Staff’s comments, the Company has added disclosure to the “Fees and Expenses” section to explain that rare assets typically have a more time-intensive sourcing process. The Company has added disclosure to explain the relationship between the asset acquisition discount and the sourcing fee.

The Company has added disclosure in the “Use of Proceeds” section for all Series regarding sourcing fee determination.

Thank you again for the opportunity to respond to your questions to the offering statement of VV Markets LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Nick King

Chief Executive Officer and Director of VinVesto, Inc., the Manager of the Company